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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JDS UNIPHASE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

1% Senior Convertible Notes due 2026
(Title of Class of Securities)

46612J AD 3
(CUSIP Number of Class of Securities)

Andrew Pollack, Esq.
Judy Hamel, Esq.
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035
(408) 546-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Ed Batts, Esq.
Ann Lawrence, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$161,000,000.00	$21,960.40

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 1% Senior Convertible Notes due 2026 (the "Notes"), as described herein, is 100% of the principal amount of the Notes. As of April 18, 2013, there was $161 million aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $161 million.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable	Filing Party: Not applicable
	Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

 Introductory Statement

        As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 17, 2006, between JDS Uniphase Corporation ("JDSU") and The Bank of New York Trust Company, N.A., as trustee, as succeeded by The Bank of New York Mellon Trust Company, N.A. (the "Trustee"), relating to JDSU's 1% Senior Convertible Notes due 2026 (the "Notes"), this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by JDSU with respect to the right of each holder (the "Holder") of the Notes to sell and the obligation of JDSU to purchase the Notes, as set forth in JDSU's Issuer Repurchase Notice to Holders of 1% Senior Convertible Notes due 2026, dated April 18, 2013, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the "Put Option").

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.    Financial Statements.

        Pursuant to Instruction 2 to Item 10 of Schedule TO, JDSU's financial condition is not material to a Holder's decision whether to put the Notes to JDSU because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing condition, (iii) the Put Option applies to all outstanding Notes and (iv) JDSU is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of JDSU and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11.    Additional Information.

        Not applicable.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Issuer Repurchase Notice to Holders of 1% Senior Convertible Notes due 2026, dated April 18, 2013, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	IRS Form W-9.
(a)(5)(A)	Press release dated April 18, 2013.
(b)	None.
(d)(1)	Indenture, dated as of May 17, 2006, by and between JDS Uniphase Corporation and the Bank of New York Trust Company, N.A.(1)
(d)(2)	Form of Global Note representing the JDS Uniphase Corporation 1.00% Senior Convertible Notes due 2026.(2)
(g)	None.
(h)	None.

(1)
Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JDS Uniphase Corporation (File No. 000-22874) with the Securities and Exchange Commission on May 19, 2006.

(2)
Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by JDS Uniphase Corporation (File No. 000-22874) with the Securities and Exchange Commission on May 19, 2006.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

2

 Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2013

JDS Uniphase Corporation
By:	/s/ THOMAS WAECHTER Thomas Waechter Chief Executive Officer and President

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 Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Issuer Repurchase Notice to Holders of 1% Senior Convertible Notes due 2026, dated April 18, 2013, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	IRS Form W-9.
(a)(5)(A)	Press release dated April 18, 2013.
(b)	None.
(d)(1)	Indenture, dated as of May 17, 2006, by and between JDS Uniphase Corporation and the Bank of New York Trust Company, N.A.(1)
(d)(2)	Form of Global Note representing the JDS Uniphase Corporation 1.00% Senior Convertible Notes due 2026.
(g)	None.
(h)	None.

(1)
Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JDS Uniphase Corporation (File No. 000-22874) with the Securities and Exchange Commission on May 19, 2006.

(2)
Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by JDS Uniphase Corporation (File No. 000-22874) with the Securities and Exchange Commission on May 19, 2006.

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Introductory Statement
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
Signature
Exhibit Index